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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2006	September 30, 2005
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,448,762	2,522,653

Total Diluted Shares	2,470,202	2,552,351

Net Income	$ 454,667	$ 1,042,097

Basic Earnings Per Share	$ 0.19	$ 0.41

Diluted Earnings Per Share	$ 0.18	$ 0.41